EXHIBIT 12.2

DUKE REALTY LIMITED PARTNERSHIP
EARNINGS TO DEBT SERVICE CALCULATIONS
(in thousands except ratios)

Nine Months
Ended September 30, 2006
Net income from continuing operations, less preferred distributions	$56,988
Interest expense (excludes amortization of deferred financing fees)	127,740
Earnings before debt service	$184,728

Interest expense (excludes amortization of deferred financing fees)	$127,740
Recurring principal amortization	7,157
Total debt service	$134,897

Ratio of earnings to debt service	1.37